                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.    8  )*
                                         ------

                         Federal Express Corporation
                     ----------------------------------
                              (Name of Issuer)

                                  Common
                     ----------------------------------
                       (Title of Class of Securities)

                                 313309106
                     ----------------------------------
                              (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  5  Pages
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CUSIP No. 313309106                   13G                 Page  2  of  5  Pages
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 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     PRIMECAP Management Company         95-3868081
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     225 South Lake Avenue #400, Pasadena, CA 91101-3005
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Number of Shares              (5) Sole Voting
 Beneficially                       Power             4,200,575
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                 -0-
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power             23,265,875
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                -0-
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     23,265,875
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(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

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(11) Percent of Class Represented by Amount in Row (9)
     7.83%
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(12) Type of Reporting Person*
     IA
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                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  3  of  5  Pages
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ITEM 1(A).  NAME OF ISSUER

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ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

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ITEM 2(A).  NAME OF PERSON(S) FILING

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ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

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ITEM 2(C).  CITIZENSHIP

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ITEM 2(D).  TITLE OF CLASS OF SECURITIES

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ITEM 2(E).  CUSIP NUMBER

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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                                                            Page 4 of 5 pages
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ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:

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    (b) Percent of Class:

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    (c)  Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote
        (ii)  shared power to vote or to direct the vote
       (iii)  sole power to dispose or to direct the disposition of
        (iv)  shared power to dispose or to direct the disposition of

INSTRUCTION: For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION
     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                        April 30, 2001
                                                --------------------------------
                                                             Date

                                                    /s/ Theo A. Kolokotrones
                                                --------------------------------
                                                           Signature

                                                 Theo A. Kolokotrones, President
                                                --------------------------------
                                                          Name/Title